Exhibit 99.1

NEWS RELEASE

FOR IMMEDIATE RELEASE

April 2, 2008

ARC Resources Ltd. / ARC Energy Trust Announce the April 2008 increase to the ARX Exchangeable Shares Exchange Ratio

CALGARY, April 2, 2008 (AET.UN and ARX — TSX) ARC Resources Ltd. along with ARC Energy Trust announces the increase to the exchange ratio of the exchangeable shares of the corporation from 2.31375 to 2.33157.  Such increase will be effective on April 15, 2008.

The following are the details on the calculation of the exchange ratio:

			10 day weighted			Exchange
		ARC Energy	average trading	Increase		ratio as
Record date of	Opening	Trust	price of AET.UN	in	Effective date of the	of
ARC Energy Trust	exchange	distribution	(prior to the end	exchange	increase in	effective
distribution	ratio	per unit	of the month)	ratio**	exchange ratio	date
March 31, 2008	2.31375	$0.20	$25.9728	0.01782	April 15, 2008	2.33157

**          The increase in the exchange ratio is calculated by dividing the ARC Energy Trust distribution per unit by the 10 day weighted average trading price of AET.UN and multiplying by the opening exchange ratio.

A holder of ARC Resources Ltd. exchangeable shares can exchange all or a portion of their holdings at any time by giving notice to their investment advisor or Computershare Investor Services at its principal transfer office in Suite 600, 530 — 8th Avenue SW, Calgary, Alberta, T2P 3S8, their telephone number is 1-800-564-6253 and their website is www.computershare.com.

ARC RESOURCES LTD.

John P. Dielwart,

President and Chief Executive Officer

For further information about ARC Energy Trust, please visit our website www.arcenergytrust.com or contact:

Investor Relations, E-mail:  ir@arcresources.com

Telephone: (403) 503-8600	Fax: (403) 509-6417

Toll Free 1-888-272-4900

ARC Resources Ltd.

2100, 440 — 2nd Avenue S.W.

Calgary, AB  T2P 5E9